                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                     ----------------------

                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934.


For the fiscal year ended        December 31, 1995
                          ----------------------------------

                              OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                to
                               -------------      -------------
Commission file number                1-8452
                       ----------------------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


         THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      The Vons Companies, Inc.
                       618 Michillinda Avenue
                      Arcadia, California 91007

           THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN
           (formerly known as Vons Personal Choice Profit Sharing Plan)
           ------------------------------------------------------------
           Financial Statements for the Years Ended
           December 31, 1995, 1994, and 1993 and
           Financial Schedules for the Year Ended December 31, 1995 (With Independent Auditors' Report Thereon)


                    THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN

                               TABLE OF CONTENTS

                                                          Page
                                                          -----

Independent Auditors' Report                                  2

Financial Statements:

  Statements of Net Assets Available for Benefits
    December 31, 1995 and 1994                                3
  Statements of Changes in Net Assets Available
    for Benefits for the Years Ended
    December 31, 1995, 1994 and 1993                          4

  Notes to Financial Statements                               7


                                                       Schedule
                                                       --------
Line 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1995                        1

Line 27a - Assets Held For Investment Purposes
  at December 31, 1995                                        2

All other schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

[This page appears on KPMG Peat Marwick LLP letterhead]


                          INDEPENDENT AUDITORS' REPORT



The Management Compensation Committee
The Vons Companies, Inc.:

We have audited the accompanying statements of net assets available for benefits of The Vons Companies, Inc. 401(k) Savings Plan (formerly known as Vons Personal Choice Profit Sharing Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Vons Companies, Inc. 401(k) Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The separate fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP


June 21, 1996

                THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN

            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                   AS OF DECEMBER 31, 1995 and 1994


                                                1995                 1994
                                            ------------        ------------
Fixed Income Fund Account:
      Cash                                  $    886,960        $    746,544
      Commercial paper                         1,598,187                  -
      Investment contracts                    44,987,438          48,887,972
      Government and government
       agency obligations                      9,508,706           9,952,340
      Corporate debt instruments               4,139,841           2,328,829
      Other investments                          130,590                  -
      Employer contribution receivable         1,700,906           1,995,907
      Employee contribution receivable           124,477             161,630
      Investment income receivable               201,970             204,558
      Administrative expenses payable            (40,778)            (36,716)
                                            ------------        ------------
        Total Fixed Income Fund Account       63,238,297          64,241,064
                                            ------------        ------------

Equity Fund Account:
      Cash                                         4,639               3,526
      Commingled funds                        28,003,444          19,363,958
      Employer contribution receivable         1,920,378           1,299,660
      Employee contribution receivable            91,097             107,752
      Administrative expenses payable            (12,277)             (8,667)
                                            ------------        ------------
        Total Equity Fund Account             30,007,281          20,766,229
                                            ------------        ------------

Multi-Asset Fund Account:
      Cash                                       146,122              81,924
      Commingled funds                        11,330,760           8,697,660
      Employer contribution receivable           987,623             789,079
      Employee contribution receivable            48,584              80,800
      Investment income receivable                    -               18,614
      Administrative expenses payable            (26,426)             (3,391)
                                            ------------        ------------
        Total Multi-Asset Fund Account        12,486,663           9,664,686
                                            ------------        ------------

VONStock Fund Account:
      Cash                                           415              59,482
      Investment in The Vons
       Companies, Inc. common stock            9,115,399           4,835,897
      Employer contribution receivable           877,887             556,997
      Employee contribution receivable            39,477              34,644
      Administrative expenses payable             (4,681)             (2,625)
                                            ------------        ------------
        Total VONStock Fund Account           10,028,497           5,484,395
                                            ------------        ------------
Net assets available for benefits           $115,760,738        $100,156,374
                                            ------------        ------------
                                            ------------        ------------

See accompanying notes to these financial statements.


                     THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEAR ENDED DECEMBER 31, 1995

                            FIXED                     MULTI-
                           INCOME       EQUITY        ASSET      VONSTOCK
                            FUND         FUND         FUND         FUND
                           ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT       TOTAL
                         -----------  -----------  -----------  -----------  ------------
Net assets available
  for benefits at
  beginning of year      $64,241,064  $20,766,229  $ 9,664,686  $ 5,484,395  $100,156,374
                         -----------  -----------  -----------  -----------  ------------

Additions:

  Employee contributions   1,874,075    1,200,227      780,010      528,776     4,383,088

  Employer contributions   1,700,906    1,920,378      987,623      877,887     5,486,794

  Interest                 4,206,648        3,804        9,055        2,476     4,221,983

  Dividends                       -       624,864      447,426           -      1,072,290

  Net appreciation
    in fair value of
    investments              822,951    6,908,477    1,858,286    3,205,118    12,794,832

  Interfund transfers       (895,845)     764,596     (139,269)     270,518            -
                         -----------  -----------  -----------  -----------  ------------
    Total additions        7,708,735   11,422,346    3,943,131    4,884,775    27,958,987
                         -----------  -----------  -----------  -----------  ------------

Deductions:

  Benefits                 8,545,031    2,136,399    1,024,703      324,487    12,030,620

  Administrative
    expenses                 166,471       44,895       96,451       16,186       324,003
                         -----------  -----------  -----------  -----------  ------------
    Total deductions       8,711,502    2,181,294    1,121,154      340,673    12,354,623
                         -----------  -----------  -----------  -----------  ------------
Net assets available
  for benefits at
  end of year            $63,238,297  $30,007,281  $12,486,663  $10,028,497  $115,760,738
                         -----------  -----------  -----------  -----------  ------------
                         -----------  -----------  -----------  -----------  ------------

See accompanying notes to these financial statements.


                         THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           FOR THE YEAR ENDED DECEMBER 31, 1994

                           FIXED                     MULTI-
                          INCOME       EQUITY        ASSET      VONSTOCK
                           FUND         FUND          FUND         FUND
                          ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT       TOTAL
                        -----------  -----------  -----------  -----------  ------------
Net assets available
  for benefits at
  beginning of year     $64,084,005  $19,160,623  $ 8,385,091  $ 3,983,435  $ 95,613,154
                        -----------  -----------  -----------  -----------  ------------

Additions:

  Employee contributions  2,030,046    1,329,648    1,020,698      408,338     4,788,730

  Employer contributions  1,995,907    1,299,660      789,079      556,997     4,641,643

  Interest                4,160,595        3,084        8,401        1,536     4,173,616

  Dividends                      -       545,311      415,444           -        960,755

  Net appreciation
    (depreciation) in
    fair value of
    investments            (865,056)    (242,900)    (449,180)     470,918    (1,086,218)

  Interfund transfers      (277,293)    (164,440)      86,773      354,960            -
                        -----------  -----------  -----------  -----------  ------------
    Total additions       7,044,199    2,770,363    1,871,215    1,792,749    13,478,526
                        -----------  -----------  -----------  -----------  ------------
Deductions:

  Benefits                6,736,744    1,131,075      516,481      281,508     8,665,808

  Administrative
    expenses                150,396       33,682       75,139       10,281       269,498
                        -----------  -----------  -----------  -----------  ------------
    Total deductions      6,887,140    1,164,757      591,620      291,789     8,935,306
                        -----------  -----------  -----------  -----------  ------------
Net assets available
  for benefits at
  end of year           $64,241,064  $20,766,229  $ 9,664,686  $ 5,484,395  $100,156,374
                        -----------  -----------  -----------  -----------  ------------
                        -----------  -----------  -----------  -----------  ------------

See accompanying notes to these financial statements.


                         THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           FOR THE YEAR ENDED DECEMBER 31, 1993

                            FIXED                     MULTI-
                           INCOME       EQUITY        ASSET      VONSTOCK
                            FUND         FUND         FUND         FUND
                           ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT     TOTAL
                         -----------  -----------  -----------  -----------  -----------
Net assets available
  for benefits at
  beginning of year      $58,003,125  $14,892,813  $ 5,839,645  $ 5,349,166  $84,084,749
                         -----------  -----------  -----------  -----------  -----------


Additions:

  Employee contributions   2,682,903    1,165,175      836,662      615,196    5,299,936

  Employer contributions   1,527,884    1,018,589      800,320      291,025    3,637,818

  Interest                 4,217,730       31,198        8,594        2,291    4,259,813

  Dividends                       -       632,154      300,378           -       932,532

  Net appreciation
    (depreciation)in fair
    value of investments     480,146    1,947,544      354,527   (1,908,300)     873,917

  Interfund transfers       (398,690)     106,959      441,966     (150,235)          -
                         -----------  -----------  -----------  -----------  -----------
    Total additions        8,509,973    4,901,619    2,742,447   (1,150,023)  15,004,016
                         -----------  -----------  -----------  -----------  -----------

Deductions:

  Benefits                 2,269,918      541,593      144,963      205,545    3,162,019

  Administrative expenses    159,175       92,216       52,038       10,163      313,592
                         -----------  -----------  -----------  -----------  -----------
    Total deductions       2,429,093      633,809      197,001      215,708    3,475,611
                         -----------  -----------  -----------  -----------  -----------
Net assets available
  for benefits at
  end of year            $64,084,005  $19,160,623  $ 8,385,091  $ 3,983,435  $95,613,154
                         -----------  -----------  -----------  -----------  -----------
                         -----------  -----------  -----------  -----------  -----------

See accompanying notes to these financial statements.

                        THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN

                               NOTES TO FINANCIAL STATEMENTS


1.    GENERAL DESCRIPTION OF THE PLAN

      The Vons Companies, Inc. 401(k) Savings Plan (Plan) is a defined contribution plan sponsored by The Vons Companies, Inc. (Vons or Sponsor) subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). All active non-union employees having at least one year of service and not participating in any other qualified defined contribution plan to which the Sponsor contributes are eligible for participation in the Plan. The specific provisions of the Plan, including eligibility, contributions, priorities upon termination and benefit information, are contained in the Plan document which governs the legal operations of the Plan.

2.    PLAN AMENDMENT

      On December 29, 1995, the Sponsor adopted an amendment to the Plan which changed the name of the Plan from Vons Personal Choice Profit Sharing Plan to The Vons Companies, Inc. 401(k) Savings Plan, effective January 1, 1995. The amendment also changes the Sponsor's contribution as described in Notes 4 and 10.

3.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting
      -------------------

      The accounts of the Plan are maintained on the accrual basis of accounting. Cash and commercial paper include investments with maturities of less than one year for which cost approximates market. Investment contracts are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. Government obligations, corporate debt and other investments in the Fixed Income Fund account are valued at fair value, which are based upon quoted market prices of the underlying assets. The investments of the Equity, Multi-Asset and VONStock Fund accounts are valued at fair value, which are based upon quoted market prices of the underlying assets or upon the trustee's good faith estimate of fair value.

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Administrative Expenses
      -----------------------

      Certain administrative expenses incurred by the Plan are absorbed by the Sponsor of the Plan. Such administrative expenses are not significant to the accompanying financial statements.

4.    CONTRIBUTIONS

      Prior to January 1,1995, the Sponsor at its discretion determined the amount of its profit sharing contribution which was allocated to employees based upon their compensation. Employees designated their profit sharing allocation as contributions to the Plan, as contributions to the Sponsor's flexible benefits program, or as taxable compensation. Those employees who elected to contribute their profit sharing allocation to the Plan received a matching contribution from the Sponsor. Effective January 1, 1995, the Plan was amended to make the Sponsor's contribution equal to five percent of the compensation of each eligible participant and to treat such contribution as a Qualifying Non-Elective Contribution. The contribution level may be changed for any plan year by resolution of the Sponsor's Board of Directors or by written action of the Sponsor's
      Chairman of the Board. The Sponsor's contribution may no longer be allocated to the Sponsor's flexible benefits program or taken as taxable compensation. For the plan year ended
      December 31, 1995 only, the Sponsor's contribution was six percent of the compensation of each eligible participant.

      Under the Sponsor's flexible benefits program, employees may contribute any unused amounts into the Plan. In addition, employees may make salary reduction pre-tax contributions. Beginning January 1, 1996, these pre-tax contributions up to a maximum of one percent of the compensation of each eligible participant are matched by the Sponsor. Participants designate the investment funds in which their accounts will be invested. At December 31, 1995 and 1994, forfeited nonvested accounts totaled $71,761 and $86,408, respectively, and were used to reduce employer contributions.

5.    INVESTMENT FUNDS

      The Plan offers four investment funds. The Fixed Income Fund invests in investment contracts, United States and foreign government obligations, corporate fixed income obligations and money market investments. During 1995, 1994 and the latter half of 1993, the Equity Fund was comprised of an investment in a S&P 500 index fund consisting of common stocks of United States companies included in the S&P 500. During the first half of 1993, the Equity Fund primarily included investments in common stocks of United States companies. The Multi-
      Asset Fund includes investments in a commingled fund comprised of domestic and international stocks and bonds and money market investments. The VONStock Fund invests in common stock of Vons purchased on the open market by a third-party administrator.

6.    DERIVATIVE FINANCIAL INSTRUMENTS

      The Fixed Income Fund, Equity Fund and Multi-Asset Fund may use commonly structured derivative financial instruments (including, but not limited to, futures, options, swaps, caps and floors) to manage transaction costs, interest rate risk, exchange rate risk and maturity risk. Derivative financial instruments may not be used for the sole purpose of yield enhancement and the use of leverage is not permitted.

7.    INVESTMENT CONTRACTS

      Interest rates of investment contracts range from 5.3% to 8.4%. The average yield on investment contracts for the year ended December 31, 1995 was 6.97%. The average crediting interest rate at December 31, 1995 was 6.74%. The fair value of investment contracts at December 31, 1995 was $45,988,560. The aggregate fair value was determined using a standard present value calculation to determine the present value of each cash flow using comparable duration Wall Street Journal GIC index rates.

8.    INVESTMENTS IN EXCESS OF FIVE PERCENT OF NET ASSETS

      Investments in excess of five percent of net assets at December 31, 1995 were as follows:

                                                 December 31,
                                                     1995
                                                 ------------
      American National Multiple Fund
        Investment Trust, 141,841 shares         $ 27,793,181
      Brinson Global Securities Fund,
        67,036 shares                              11,330,760
      Commonwealth Life Insurance
        Companies, Investment Contract             11,795,457
      The Vons Companies, Inc., Common
        Stock, 322,669 shares                       9,115,399

      Investments in excess of five percent of net assets at December 31, 1994 were as follows:


                                                 December 31,
                                                     1994
                                                 ------------
      American National Multiple Fund,
        Investment Trust, 134,865 shares         $ 19,229,150
      Brinson Global Securities Fund,
        64,700 shares                               8,697,660


9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500, which is filed with the Internal Revenue Service, for 1995 and 1994:

                                 December 31,      December 31,
                                     1995              1994
                                 ------------      ------------
      Net assets available
        for benefits per the
        financial statements     $115,760,738      $100,156,374
      Amounts allocated to
        withdrawing participants     (980,092)       (1,206,336)
                                 ------------      ------------
          Net assets available
            for benefits per
            the Form 5500        $114,780,646      $ 98,950,038
                                 ------------      ------------
                                 ------------      ------------

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:

                                                    Year Ended
                                                   December 31,
                                                       1995
                                                   ------------
      Benefits paid to participants
        per the financial statements               $ 12,030,620
      Amounts allocated to withdrawing
        participants at December 31, 1995               980,092
      Amounts allocated to withdrawing
        participants at December 31, 1994            (1,206,336)
                                                   ------------
          Benefits paid to participants per
            the Form 5500                          $ 11,804,376
                                                   ------------
                                                   ------------

      Amounts allocated to withdrawing participants, representing benefit claims that have been processed and approved prior to December 31, 1995 but not yet paid as of that date, are reflected as benefits paid on the Form 5500.

10.   ALLOCATIONS AND VESTING

      Investment income net of administrative expenses is allocated to a participant's account monthly based on the proportion each account bears to the total of all account balances. Benefit payments are determined by the plan recordkeeper and disbursed by the trustee after receiving notice from the employer that a participant's beneficial interest has matured due to death, disability, retirement, or separation. Participants are 100% vested in employee contributions and all contributions made by the Sponsor for plan years commencing on or after January 1, 1995 and their profit sharing allocation contributed to the Plan.

      Participants vest in the Sponsor's pre January 1, 1995 matching contribution as follows:

                Years of                   Percentage
             Vesting Service                 Vested
             ---------------               ----------
               less than 3                      0%
                    3                          20
                    4                          40
                    5                          60
                    6                          80
                    7                         100


11.   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.

12.   TAX STATUS OF THE PLAN

      The Plan has previously received a favorable letter of determination from the Internal Revenue Service that the Plan qualifies under section 401(a) and 401(k) of the Internal Revenue Code (Code) and that the trust is exempt from income taxes under section 501(a) of the Code. Vons has applied for an updated letter of determination for its amended and restated plan. Management believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                                                                           SCHEDULE 1

                          THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN

                      LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                            FOR THE YEAR ENDED DECEMBER 31, 1995


IDENTITY                                                                  CURRENT VALUE
OF PARTY                DESCRIPTION            PURCHASE      COST OF        OF ASSETS
INVOLVED                 OF ASSET               PRICE         ASSET        AT PURCHASE
- --------------------------------------------------------------------------------------
Purchases:
- ---------

Union Bank
 Stepstone Funds     Money Market Fund        74,308,308    74,308,308     74,308,308

United States        Treasury Bill, due        3,023,692     3,023,692      3,023,692
 Treasury            May 2, 1996

United States        Treasury Notes, due       4,935,483     4,935,483      4,935,483
 Treasury            November 15, 2004

Commonwealth         Investment Contract      11,593,457    11,593,457     11,593,457
 Life Insurance
 Company







                                                                      CURRENT
IDENTITY                                                               VALUE
OF PARTY           DESCRIPTION          SELLING       COST OF        OF ASSETS   NET GAIN
INVOLVED            OF ASSET             PRICE         ASSET          AT SALE      (LOSS)
- ------------------------------------------------------------------------------------------
Sales:
- -----

Union Bank
 Stepstone Funds   Money Market Fund    74,161,648    74,161,648     74,161,648        -

United States      Treasury Bill, due    3,023,692     3,023,692      3,023,692        -
 Treasury             May 2, 1996

United States      Treasury Notes, due   5,956,791     5,888,543      5,956,791    68,248
 Treasury            November 15, 2004

See accompanying independent auditors' report.

                                                                                SCHEDULE 2

                                THE VONS COMPANIES, INC. 401(K) SAVINGS PLAN

                        LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                          DECEMBER 31, 1995


                                 NUMBER OF
                                 SHARES OR      INTEREST                                        CURRENT
  DESCRIPTION                    PAR VALUE        RATE    MATURITY DATE         COST             VALUE
- ----------------------------------------------------------------------------------------------------------
Cash:

Union Bank
 Stepstone Funds
 Money Market Fund                1,038,136 Units                              $  1,038,136   $  1,038,136
                                                                               ------------   ------------

Commercial Paper:
 At&T Discount Commercial           800,000 Units                                   792,755        792,755
  Paper
 CIT Group Discount
  Commercial Paper                  810,000 Units                                   805,432        805,432
                                                                               ------------   ------------
    Total Commercial Paper                                                        1,598,187      1,598,187
                                                                               ------------   ------------

Corporate Debt
 Instruments:
  American General
   Finance Corporation           $  730,000      5.430%    February 4, 1999         655,803        725,270
  Associates Corporation
   of North America                 500,000      6.125     February 1, 1998         497,055        505,000
  Beneficial Corporation            685,000      8.220     June 15, 1998            685,000        724,901
  Ford Motor Credit Company         500,000      9.700     October 5, 1998          540,225        551,020
  Green Tree Financial Corporation  315,000      6.000     February 15, 2027        314,557        314,556
  MBNA Master Credit Card           575,000      6.600     January 15, 2003         573,023        595,165
  Merrill Lynch Mortgage
   Investors, Inc.                  250,000      5.400     January 25, 2050         244,453        240,713
  Merrill Lynch Mortgage
   Investors, Inc.                  133,561      5.200     April 10, 2014           132,288        132,642
  Potomac Electric Power Company    150,000      6.500     September 15, 2005       152,598        155,275
  Standard Credit Card Master       190,000      6.750     June 7, 2000             193,592        195,299
                                                                                -----------   ------------
    Total Corporate Debt Instruments                                              3,988,594      4,139,841
                                                                                -----------   ------------

Investment Contracts:
  Allstate Life Insurance
    Company                      $2,939,013      8.450%    April 4, 1996          2,939,013      2,939,013
  Allstate Life Insurance
    Company                       2,170,651      8.160     December 15, 1998      2,170,651      2,170,651
  Bankers Trust                   3,578,702      5.547     April 25, 1998         3,578,702      3,578,702
  Bankers Trust                   2,446,991      6.860     February 15, 1999      2,446,991      2,446,991
  Capital Holdings Corporation    2,005,596      5.320     December 25, 2003      2,005,596      2,005,596
  Capital Holdings Corporation    2,514,826      5.290     April 25, 2004         2,514,826      2,514,826
  Commonwealth Life Insurance
    Company                      11,795,457      Variable  Open maturity         11,795,457     11,795,457
  John Hancock Mutual Life
    Insurance Company             2,608,987      7.000     December 16, 1996      2,608,987      2,608,987
  Life of Virginia                3,573,142      7.240     September 15, 1999     3,573,142      3,573,142
  New York Life                   2,764,690      7.520     August 16, 1999        2,764,690      2,764,690
  Safeco Life Insurance Company   2,625,753      7.200     April 15, 1999         2,625,753      2,625,753
  The Travelers Insurance
    Company                       2,918,876      8.440     January 15, 1996       2,918,876      2,918,876
  United of Omaha                 3,044,754      6.250     October 16, 2000       3,044,754      3,044,754
                                                                               ------------   ------------
    Total Investment Contracts                                                   44,987,438     44,987,438
                                                                               ------------   ------------

Common Stocks:
  The Vons Companies, Inc.          322,669 Shares                                7,763,673      9,115,399
                                                                               ------------   ------------

Government and Agency Obligations:
  Federal Housing Authority
    Project                         701,343      7.430     June 1, 2023             676,468        718,190
  Federal National Mortgage
    Association Debenture           700,000      8.625     November 10, 2004        756,693        772,737
  Federal National Mortgage
    Association Guaranteed
    Mortgage pass-through
    Certificate                     474,739      7.000     September 1, 2025        468,953        478,448
  United States Treasury Notes      530,000      5.875     August 15,1998           527,184        538,363
  United States Treasury Notes    2,055,000      5.875     November 15, 2005      2,064,119      2,101,238
  United States Treasury Notes      570,000      6.125     May 15, 1998             571,603        581,400
  United States Treasury Notes      400,000      6.125     May 31, 1997             402,944        404,876
  United States Treasury Notes    3,080,000      6.875     July 31, 1999          3,217,204      3,234,000
  United States Treasury Notes      355,000      7.250     February 15, 1998        363,709        369,143
  United States Treasury Notes      110,000      5.875     March 31, 1999           109,914        111,959
  United States Treasury Notes      175,000      7.500     February 15, 2005        194,141        198,352
                                                                               ------------   ------------
    Total Government and Agency Obligations                                       9,352,932      9,508,706
                                                                               ------------   ------------

Commingled Funds:
  American National Multiple
    Fund Investment Trust           141,841 Shares                               20,656,775     27,793,181
  Federated Max-Cap Fund             15,598                                         228,077        210,263
  Brinson Global Securities
    Fund                             67,036                                       9,525,687     11,330,760
                                                                                -----------   ------------

    Total Commingled Funds                                                       30,410,539     39,334,204
                                                                                -----------   ------------

Other Investments:
  Quebec Prov CDA                    15,000      7.125     February 9, 2024          14,329         15,085
  Quebec Prov CDA                   100,000      8.625     January 19, 2005         111,993        115,505
                                                                                -----------   ------------
                                                                                    126,322        130,590
                                                                                -----------   ------------

      Total Assets Held for Investment Purposes                                 $99,265,821   $109,852,501
                                                                                -----------   ------------
                                                                                -----------   ------------

                            SIGNATURES


      The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 26, 1996   The Vons Companies, Inc. 401(K) Savings Plan
                      --------------------------------------------
                                  (Name of Plan)



                      /s/ Pamela K. Knous
                      --------------------------------------------
                      Pamela K. Knous
                      Chairman of the Pension and Profit Sharing
                      Investment Advisory Committee

                            EXHIBIT INDEX


Exhibit Number    Description                         Numbered Page
- --------------    -----------                         -------------
24                Consent of KPMG Peat Marwick LLP

